Filed by Willow Grove Bancorp, Inc./NEW
                                              (Commission File No.  000-49706)

                              Pursuant to Rule 425 under the Securities Act of
                                        1933 and deemed filed pursuant to Rule
                                          14a-12 under the Securities Exchange
                                                                   Act of 1934

                                Subject Company:  Chester Valley Bancorp, Inc.
                                               (Commission File No. 000-18833)


[Willow Grove Bank Letterhead]



February 11, 2005


To our valued customers,

We have some exciting news to share with you! On January 20, 2005, Willow Grove Bancorp, Inc. announced that it is acquiring Chester Valley Bancorp Inc., the holding company of First Financial Bank. This dynamic partnership will unleash a whole new range of benefits for you.

Chester Valley Bancorp Inc. is headquartered in Downingtown, Pa., and has two main subsidiaries: (1) First Financial Bank, a $644 million commercial bank that operates 13 full-service branches strategically located throughout
Chester County, one of the fastest-growing counties in Pennsylvania; and (2) Philadelphia Corporation for Investment Services, a full-service broker/dealer. First Financial Bank has long been known for outstanding customer service and a full complement of products and services, a great fit with our same strong tradition here at Willow Grove Bank.

This partnership will allow both banks to expand as a locally based, customer-focused organization. Whether you live or work in Chester, Montgomery, Bucks County, or Northeast Philadelphia, we will be there, ready to serve you!

I want to assure you that this does not turn us into one of the impersonal "mega-banks." On the contrary, we have chosen to acquire a bank of similar size and similar commitment to the community. We know our customers well. We understand that you do business with us because you love our outstanding service; our ability to make quick, local decisions; and that you choose to do business with local professionals who live, work, and play in this community. Chester Valley Bancorp Inc. shares this philosophy.

Finally, this merger will allow us to broaden our product offerings, adding a range of services that you can use to better manage your personal and business finances. The combined bank will offer extensive commercial banking services including commercial lending and cash management, private banking, investment management and trust, and brokerage operations. And, for our commercial, industrial and real estate customers, we will have higher lending limits.

For you, our customer, things will remain very much the same on the outside. Our branches will still operate under the Willow Grove name. We will continue to focus on serving customers and, above all else, providing the local touch and caring service you have come to expect from each and every one of us. You have my personal commitment that our tradition of outstanding customer service will remain and grow with this new-era partnership. We expect the acquisition to be completed during the third quarter of this year.

Your business is important to us, and will remain important to us as we move forward. If you have any questions, please do not hesitate to call me at (215) 646-5405.

Best regards,


/s/ Frederick A. Marcell Jr.

Frederick A. Marcell Jr.
President and CEO


Forward Looking Statements. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the combined company, including expected synergies resulting from the merger of Willow Grove Bancorp and Chester Valley Bancorp, combined operating and financial data, future banking plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital, operating expense and other synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the shareholders of Willow Grove Bancorp and Chester Valley Bancorp and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Willow Grove Bancorp's and Chester Valley Bancorp's respective reports filed with the SEC, including each company's annual report on Form 10-K for the year ended June 30, 2004 and quarterly report on Form 10-Q for the quarter ended December 31, 2004. This message speaks only as of its date, and Willow Grove Bancorp and Chester Valley Bancorp each disclaims any duty to update the information herein.

Additional Information and Where to Find It. In connection with the proposed merger, a registration statement on Form S-4 will be filed with the SEC. WILLOW GROVE BANCORP AND CHESTER VALLEY BANCORP SHAREHOLDERS ARE ENCOURAGED
TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Willow Grove Bancorp and Chester Valley Bancorp. Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov, from Willow Grove Bancorp by calling Christopher E.
Bell or from Chester Valley Bancorp by calling Joseph Crowley. Participants In Solicitation. Willow Grove Bancorp, Chester Valley Bancorp and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning persons who may be considered participants in the solicitation of Willow Grove Bancorp's shareholders is set forth in the proxy statement dated October 8, 2004, for Willow Grove Bancorp's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning persons who may be considered participants in the solicitation of Chester Valley Bancorp's shareholders is set forth in the proxy statement dated September 10, 2004, for Chester Valley Bancorp's 2004 annual meeting of shareholders as filed with the SEC on
Schedule 14A. Additional information regarding the interests of participants of Willow Grove Bancorp and Chester Valley Bancorp in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.